NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES
OR DISSEMINATION IN THE UNITED STATES

RED WHITE & BLOOM BRANDS INC. SIGNS AGREEMENT WITH HIGH TIMES, SECURING EXCLUSIVE LICENSING RIGHTS FOR HIGH TIMES BRANDED LOCATIONS AND PRODUCT BRANDS FOR MICHIGAN, ILLINOIS AND FLORIDA

Deal combines the largest Midwest cannabis operation boasting 350,000 transactions per year with one of the world’s most iconic cannabis brand for over 46 years

Toronto, Ontario, June 5, 2020 – Red White & Bloom Brands Inc. (CSE: RWB and OTC: TDRYD) (“RWB” or the “Company”) is pleased to announce that it has entered into a Definitive Agreement (as herein defined) to acquire the licensing rights for the branding of High Times® dispensaries and High Times cannabis-based CBD and THC products in the States of Michigan, Illinois and Florida and Branding of High Times hemp derived CBD products nationally in the United States carrying the Culture® brand.

Under the terms of the Definitive Agreement, RWB will acquire the rights to exclusively brand both medical and recreational dispensaries and cannabis products within the States of Michigan, Illinois and Florida. RWB plans to sub-license to its investee in Michigan for its 18 planned and operational dispensaries, to be rebranded as High Times stores and allow the investee to create and sell cannabis derived products both within their own locations as well as to third parties in Michigan.

Brad Rogers, Chairman and CEO stated, “Throughout my career in the highly competitive media space, prior to cannabis, I have seen tremendous success licensing-in brands, strategically leveraging them for the demographics that recognize the best in class and quality, and then listing them in big box & specialty retailers. This agreement paves a path that will allow RWB and High Times to grow together well into the future beyond our news today.”

“Completing this deal represented by the only iconic brand in cannabis which has been around for over 45 years is a real honor. And to usher out prohibition of cannabis with this type of brand power has RWB in the best position we could be. We will look to leverage this and other licensing partnerships to support our existing retail and cultivation dominance as well as further foundationalize our positioning for future plans.”

“When you combine the incredibly valuable data that High Times can supply through their world renowned Cannabis Cups®, millions of monthly unique visitors to their websites (https://www.hightimes.com/) and massive social media presence with our experience in growing standardized, award winning premium flower and extracts, we have a winning formula to deliver the best and most consistent quality products in the market under a trusted brand that will be the hallmark of the industry.”

The Definitive Agreement includes RWB securing the rights from HT Retail Licensing, LLP (“HT”) to Culture® for the branding of CBD and whole hemp flower products nationally in the United States. Initial plans are to grow and manufacture these best-in-class products from its massive 3.6 million square foot facility in Illinois.

In addition to dispensaries becoming High Times branded destinations, RWB plans to introduce High Times branded products including flower, vapes, tinctures, topicals, and edibles through both owned and other third party outlets, subject to the licensing agreements for each respective state.

RWB’s US footprint currently spans Michigan, Illinois and Massachusetts. With a combined cultivation footprint of over 4,000,000 square feet, 600 employees and 22 individual facilities, RWB’s mandate is to operate at scale in select states that provide the greatest return for our partners and shareholders.

Details of the Transaction

Immediately prior to entering into the Definitive Agreement, Newco entered into: (i) a retail license agreement with HT whereby Newco was granted the right to use certain intellectual property in associated with retail dispensary and local delivery services for cannabis products, cannabis accessories and merchandise in Michigan, Illinois and Florida; and (ii) a product licensing agreement with HT whereby Newco was granted an exclusive license to use certain intellectual property related to the commercialization of cannabis products in Michigan, Illinois and Florida and CBD products nationally carrying HT brands.

RWB entered into an acquisition agreement (the “Definitive Agreement”) with HT, as licensor to Newco, and 1252240 B.C. Ltd. (the “Seller”), to acquire 1251881 B.C. Ltd. (“Newco”) a wholly-owned subsidiary of the Seller (the “Proposed Transaction”).

The Proposed Transaction will be completed by way of a three-cornered amalgamation under the Business Corporations Act (British Columbia), whereby 1252034 B.C. Ltd. (“Subco”), a newly formed wholly-owned British Columbia subsidiary of RWB (the “Consideration Shares”) at a deemed price of CDN$1.50 per share.  Closing is subject to a number of corporate, regulatory and other approvals and conditions and is expected to occur on or before June 9, 2020. A finder’s fee will be payable on this transaction.

About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominately focusing its investments on major markets in the United States, including Michigan, Illinois, Massachusetts, California, and Florida in respect to cannabis and the entire US for legal hemp CBD based products.

About High Times:

For more than 45 years, High Times has been one of the world’s most well-known cannabis brands - championing the lifestyle and educating the masses on the benefits of this natural flower. From humble beginnings as a counterculture lifestyle publication, High Times has evolved into hosting industry-leading events like the Cannabis Cup and the High Times Business Summit, while providing digital TV and social networks, globally distributed merchandise, international licensing deals and providing content for its millions of fans and supporters across the globe. In the world of Cannabis, High Times is the arbiter of quality. For more information on High Times visit http://www.hightimes.com.

For more information about Red White & Bloom Brands Inc., please contact:

Tyler Troup, Managing Director

Circadian Group IR

IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media:

Twitter: @rwbbrands

Facebook: @redwhitebloombrands

Instagram: @redwhitebloombrands

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  The forward-looking statements and information in this press release includes information relating to the Proposed Transaction.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such factors include, among others, the following risks: risks associated with the expected timing and terms of the Proposed Transaction, the number of common shares of the Company that may be issued in connection with the Proposed Transaction, the required approvals in connection with the Proposed Transaction and the ability to obtain such approvals and the parties’ ability to satisfy closing conditions.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE.  READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE.  WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.